The Norman Law Firm PLLC.
8720 Georgia Avenue Ste. 906
Silver Spring, MD 20910
(301) 588-4888 (phone)
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enorman@normanlawfirm.net

                      January 22, 2009

United States Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, DC 20549

Re: Dove Energy Inc.
Form 20FR12G/A filed December 10, 2008
File No: 0-53479

Dear Sir/ Madam:

     As counsel to Dove Energy, Inc. ( the “Registrant”), I am in receipt of your comment letter dated January 12, 2009. We are currently working on the amendment to the referenced report and we anticipate filing our response to your comments and the amendment no later than February 5, 2009.

     Please contact me regarding any questions concerning the above.

Sincerely,

/s/ Elton F. Norman
Elton F. Norman, Esquire

EFN:abw
Cc: Victor DeLaet